 Exhibit (99.1)

SECTION 13(r) DISCLOSURE

The Blackstone Group L.P. may be deemed to beneficially own approximately 21% of the outstanding common stock of Kodak and has a representative on Kodak’s Board of Directors. Accordingly, The Blackstone Group L.P. may be considered an “affiliate” (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) of Kodak.

The Blackstone Group L.P. has indicated in its public filings that it may also be considered an affiliate of Travelport Worldwide Limited (“Travelport”). We have been advised that Travelport will include the disclosure reproduced below in its Form 10-Q for the quarter ended March 31, 2016. Kodak has neither independently verified nor has it participated in the preparation of the disclosure reproduced below:

“As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.”

Travelport has not provided gross revenues and net profits attributable to the activities described above.

The Blackstone Group L.P. has indicated in its public filings that it may also be considered an affiliate of NCR Corporation (“NCR”). NCR included the disclosure reproduced below in its Form 10-Q for the fiscal quarter ended March 31, 2016. Kodak has neither independently verified nor has it participated in the preparation of the disclosure reproduced below:

“Pursuant to Section 13(r)(1)(D)(iii) of the Securities Exchange Act of 1934, as amended, we note that, during the period from January 1, 2016 through March 31, 2016, we maintained a bank account and guarantees at the Commercial Bank of Syria (“CBS”), which was designated as a Specially Designated National pursuant to Executive Order 13382 (“EO 13382”) on August 10, 2011.  This bank account and the guarantees at CBS were maintained in the normal course of business prior to the listing of CBS pursuant to EO 13382.  We note that the last known account balance as of March 31, 2016, was approximately $3,468.  The bank account did not generate interest from January 1, 2016 through March 31, 2016, and the guarantees did not generate any revenue or profits for the Company. Pursuant to a license granted to the Company by OFAC on January 3, 2013, and subsequent licenses granted on April 29, 2013, July 12, 2013, February 28, 2014, November 12, 2014, and October 24, 2015, the Company has been winding down its past operations in Syria. The Company’s current license expires on April 30, 2016. The Company has also received licenses from OFAC to close the CBS account and terminate any guarantees. The Company's application to renew the license to transact business with CBS, which was submitted to OFAC on May 18, 2015, remains pending. Following the termination of guarantees and the closure of the account, the Company does not intend to engage in any further business activities with CBS.”